Alexco Resource Corp.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated May 7, 2013 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial results for the three month period ended March 31, 2013 (“F2013-Q1”) compared to the three month period ended March 31, 2012 (“F2012-Q1”).

The following information should be read in conjunction with the Corporation’s March 31, 2013 unaudited interim condensed consolidated financial statements with accompanying notes (“F2013-Q1 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2012 (“F2012”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The F2013-Q1 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Overall Performance

Overall, Alexco reported a loss before taxes of $3,354,000 and a net loss of $2,332,000 for the three month period ended March 31, 2013, for a basic and diluted loss of $0.04 per share, on total revenues of $16,715,000. This compares to a profit before taxes of $2,978,000 and a net profit of $1,340,000 for the same period in F2012-Q1, with the difference due entirely to weak results for the quarter at the Bellekeno mining operation.

Revenues from mining operations at Bellekeno in the three months ended March 31, 2013 totaled $14,508,000, yielding a gross profit of $32,000. Metal prices for revenue recognized during this three month period, weighted by dollar of revenue recognized, averaged US$28.70 per ounce for silver, US$1.03 per pound for lead and US$0.93 per pound for zinc, compared to US$32.81, US$0.95 and US$0.92 respectively in the first quarter of calendar 2012. Average mill throughput for the quarter was 223 tonnes per day (“tpd”) compared to 234 tpd in the three months ended March 31, 2012, and 291 tpd in the immediately preceding quarter, ended December 31, 2012. Total ore tonnes mined during the quarter were 20,421, compared to mine output of 21,395 tonnes in F2012-Q1 and 22,385 in the immediately preceding quarter. Total production during the three month period ended March 31, 2013 was 379,616 ounces of silver, 3.0 million pounds of lead and 1.0 million pounds of zinc, representing a 34% decrease in silver production compared to the same period in calendar 2012. While production levels in the current quarter were significantly lower than the historical norm for Bellekeno, total nominal cash production costs were substantially unchanged from typical quarterly levels, reflecting the high fixed-cost nature of the Bellekeno operating cost structure. As a result, cash costs of production over F2013Q1 were $16.67 per ounce of payable silver (see “Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver” on page 13), increased from $11.01 in the first quarter of calendar 2012 and $11.13 in the fourth quarter of 2012.

The two primary factors adversely impacting Bellekeno operations in this first quarter of 2013 were reduced tonnes of mine output, and significantly reduced mining grades. From the fourth quarter of 2012, mill throughput capability has strongly outpaced mine production rates, resulting in relatively low levels of ore inventory. Mill throughput in the first quarter of 2013 was therefore effectively constrained by Bellekeno mine output. Head grades during the quarter were 636 grams per tonne (“gpt”) silver, 7.5% lead and 3.4% zinc, compared to 899 gpt silver, 11.3% lead and 5.7% zinc in the comparative quarter, and 760 gpt silver, 9.6% lead and 4.4% zinc in the immediately preceding quarter.

Mine production and grades were low in the first quarter due to sequencing of mining through lower-grade peripheral areas of the SW Zone, whereas mining in the comparative quarter of 2012 sequenced through higher grade central areas of the SW and 99 Zones, which are also the general areas scheduled for mining later in 2013. The areas mined this quarter were peripheral to the main SW and 99 resource at Bellekeno, and although of notably lower grade than the overall Bellekeno life-of-mine plan these areas remained economic on a cash recovery basis and would otherwise have been sterilized by future mining interior to the deposit. Commencing in April 2013, and as mining progresses through the second and third quarters, operations are sequencing back into higher grade areas of the mine.

The Corporation’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $2,207,000 in the three months ended March 31, 2013 for a gross profit of $807,000, compared to revenues of $1,584,000 and a gross profit of $57,000 during the three months ended March 31, 2012, with the improvement attributed primarily to growth in AEG’s client base within the US market.

With respect to exploration, an updated resource estimate for the Flame & Moth property was announced in the news release dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open”. This update incorporated all prior drilling results at Flame & Moth as well as results from the 2012 exploration program, providing a substantial increase to the Alexco’s consolidated resource base within the Keno Hill District. Alexco’s exploration drilling plans are still being finalized for the 2013 season, and while expected to be smaller in scale than for 2012 they will be funded by a $7 million flow-through share financing completed in April 2013.

The Corporation’s cash and cash equivalents at March 31, 2013 totaled $13,706,000 compared to $23,088,000 at December 31, 2012, while net working capital totaled $15,847,000 compared to $25,727,000 for the same dates respectively. The decreases in cash and net working capital primarily reflect the net-positive though substantially-reduced cash inflows from Bellekeno mining operations in the quarter, offset by exploration and development expenditures within the Keno Hill District including rehabilitation and access development activity at the historical Onek and Lucky Queen mines as well as normal Bellekeno mine development, the posting of reclamation security in connection with the issuance of the quartz mining license for Onek and Lucky Queen, an investment of approximately $1.3 million in the buy-out of certain mining equipment from the contract miner at Bellekeno, and the expenditure of $1.9 million on the purchase of settlement shares in connection with annual grantings of awards under the Corporation’s restricted share unit plan.

Results of Operations

Keno Hill Silver District

All of the Corporation’s mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

The Corporation’s various Keno Hill mineral properties comprise mineral rights spanning approximately 24,300 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). The Corporation’s mineral interest holdings in the Keno Hill Silver District comprise a number of properties, including but not limited to Bellekeno, Lucky Queen, Onek, Silver King, Bermingham, Flame & Moth and Elsa Tailings.

Bellekeno Mine Property

As announced in the news release dated January 6, 2011 entitled “Alexco Achieves Commercial Production at Bellekeno”, the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Mining is being accomplished by a mining contractor, predominantly using mechanized and conventional cut-and-fill and more latterly long-hole mining methods of ore extraction.

The following is a comparative summary of operating statistics for Bellekeno for the current quarter:

	Three Months Ended
	Mar. 31, 2013	Mar. 31, 2012

Ore tonnes mined	20,421	21,395
Ore tonnes processed	20,069	21,251
Mill throughput (tonnes per day)	223	234
Grade of ore processed:
Silver (grams per tonne)	636	899
Lead	7.5%	11.3%
Zinc	3.4%	5.7%

Recoveries:
Silver	93%	94%
Lead in lead concentrate	90%	93%
Zinc in zinc concentrate	69%	57%

Concentrate production
Lead concentrate:
Tonnes produced	2,253	3,376
Concentrate grade:
Silver (grams per tonne)	5,020	5,144
Lead	60.4%	66%
Zinc concentrate:
Tonnes produced	1,053	1,583
Concentrate grade:
Silver (grams per tonne)	470	460
Zinc	45%	43%

Production – contained metal
Silver (ounces)	379,616	581,808
Lead (pounds)	3,001,005	4,929,079
Zinc (pounds)	1,034,145	1,515,960

Sales volumes by payable metal
Silver (ounces)	391,593	540,942
Lead (pounds)	3,340,520	4,654,814
Zinc (pounds)	1,00,5298	1,440,442

Recognized metal prices[1]
Silver (per ounce)	US$28.70	US$32.81
Lead (per pound)	US$1.03	US$0.95
Zinc (per pound)	US$0.93	US$0.92

Cash costs of production[2]
Per ounce of payable
silver produced	$16.67	$11.01

Notes:
1.	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.
2.	See “Non-IFRS Measures – Cash Costs Production Per Ounce of Payable Silver” on page 13.

Average mill throughput in the three month period ended March 31, 2013 was 223 tpd compared to 234 tpd in the first quarter of calendar 2012 and 291 tpd during the three months ended December 31, 2012. From the fourth quarter of 2012, mill throughput capability began to strongly outpace mine production rates, resulting in relatively low levels of ore inventory at the start of 2013. Mine production and grades were low in the first quarter due to sequencing of mining through lower-grade areas of the SW Zone, whereas mining in the comparative quarter of 2012 sequenced through higher grade central areas of the SW and 99 Zones, which are also the general areas scheduled for mining later in 2013. The areas mined this quarter were peripheral to the main SW and 99 resource at Bellekeno, and although of notably lower grade than the overall Bellekeno life-of-mine plan these areas remained economic on a cash recovery basis and would otherwise have been sterilized by future mining interior to the deposit. Commencing in April 2013, and as mining progresses through the second and third quarters, operations are sequencing back into higher grade areas of the mine. Although production levels in the current quarter were significantly lower than the historical norm for Bellekeno, the high fixed-cost nature of the Bellekeno operating cost structure resulted in total cash production costs remaining substantially unchanged from typical quarterly levels. Consequently, costs per unit of payable metal were accordingly high in the quarter, with cost of sales for the quarter totaling $14,476,000, including a write-down of lead concentrate inventory totaling $663,000 related to the high unit production costs. Cash costs of production for the quarter were $16.67 per ounce of payable silver (see “Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver” on page 13), increased from $11.01 in the first quarter of calendar 2012 and $11.13 in the fourth quarter of 2012.

Revenue recognized from sale of concentrate in the three months ended March 31, 2012 totaled $14,508,000, compared to $23,161,000 in the first quarter of calendar 2012. Revenue from sale of concentrate is recognized based on the estimated prices for contained payable metal on which final settlement will be determined, net of smelter treatment and refining charges, with changes in such estimated prices through to final settlement recorded as an adjustment to revenue during the period of change. The average metal prices for revenue recognized over the three month period ended March 31, 2013, weighted by dollar of revenue recognized, were US$28.70 per ounce for silver, US$1.03 per pound for lead and US$0.93 per pound for zinc, compared to US$32.81, US$0.95 and US$0.92 respectively in the first quarter of calendar 2012. The primary reason for the decline in revenue from the comparative quarter is the reduced sales volumes of payable metal due to the reduced production volumes as described above.

Onek and Lucky Queen Properties

Based on the results of exploration programs carried out by Alexco since 2006, initial mineral resource estimates for each of the Onek and Lucky Queen properties were completed and announced in July 2011 (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”). The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 1.23% lead and 13.74% zinc plus another 236,000 tonnes inferred grading 203 grams per tonne silver, 1.05% lead and 11.52% zinc. The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc.

The Onek property includes the historical Onek underground and open pit mine from which reported past production totaled 95,290 tons averaging 13.6 ounces per ton silver, 5.5% lead and 3.4% zinc. The Onek resource is characterized by silver-galena rich zones within a wide and continuous zinc-rich vein system with higher silver-to-zinc ratios prevalent in the upper and southwest portion of the deposit. The historical Lucky Queen underground mine, located on Keno Hill approximately four kilometers north of Keno City, operated from 1927 to 1932 and produced approximately 11 million ounces of silver at an average grade of 89.2 ounces of silver per ton. The Lucky Queen estimated resource comprises newly-defined mineralization that is located down plunge of the historical Lucky Queen mine, and the newly-defined mineralization remains open further down plunge to the southwest. As a result of the definition of these new resources, metallurgical testing and preliminary mine planning and engineering studies were initiated at both properties in 2011. Rehabilitation of the historical Lucky Queen workings commenced in early 2012, and development to access the historical Onek workings began in earnest in the second quarter of 2012. The quartz mining license authorizing mining at both Onek and Lucky Queen was issued in January 2013, and approximately $0.5 million in reclamation security was posted shortly thereafter. With respect to the water license amendment authorizing milling of material from both mines, a routine Water Board hearing was completed in February 2013, and issuance of the license amendment is anticipated in May of 2013.

Other Keno Hill District Properties

In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and March 15, 2013 entitled “Alexco Files Flame & Moth Technical Report”). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

The Flame & Moth resource model comprises the north-northeast striking, moderately southeast dipping Flame Vein that is divided into two segments by the northwest striking Mill Fault. The structure hosting the Flame Vein mineralization is characterized by broad structural zones, ranging between 2 meters and 33 meters in true thickness. The mineralization comprises multiphase quartz and siderite veining up to 11.7 meters true width developed within the host fault structure, and locally contains massive galena, sphalerite, pyrite, and pyrrhotite with associated silver sulphosalts, arsenopyrite and chalcopyrite. Gold is locally present at grades up to 6.85 grams per tonne. The deposit as currently defined has a surface trace of approximately 600 meters and has been drilled to a depth of 350 meters from surface.

In addition, engineering and initial economic analysis work is expected to be completed shortly with respect to Alexco’s Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings as reported in the news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”.

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $2,207,000 in the three months ended March 31, 2013 for a gross profit of $807,000 compared to revenues in the three months ended March 31, 2012 of $1,584,000 and a gross profit of $57,000.

As part of the Corporation’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC entered into an agreement (the “Subsidiary Agreement”) with the Government of Canada and the Government of Yukon (collectively, “Government”). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The Subsidiary Agreement provides that ERDC shares the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it receives fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

Discussions with Government are currently ongoing to mitigate the impact to Alexco of care and maintenance phase extensions resulting from delays in the time required to obtain acceptance and regulatory approval of the closure reclamation plan, as well as the impact of plan development activities. If such mitigative amendments to the Subsidiary Agreement can be implemented, it is possible that all or a substantial component of the Corporation’s outstanding environmental services contract loss provision would be reversed. However, there can be no certainty as to if or when such amendments will be agreed, and accordingly no impact from such possible amendments has been taken into account in determining the provision as recorded in the financial statements.

General, Administrative and Corporate

General and administrative expenses in the three months ended March 31, 2013 totaled $4,352,000 compared to $4,759,000 in the three months ended March 31, 2012, with the primary differences being lower share-based compensation expense and reduced office, operating and non-operating overheads in the current quarter. Salaries and share-based compensation expense are higher than usual in each of the three month periods ended March 31, 2013 and 2012 as the Corporation determines its annual award of incentive compensation to employees in the first quarter of each calendar year, including bonus and share-based compensation awards.

Outlook

Operations at Bellekeno are expected to continue at generally the same pace as 2012, with guidance for silver production in the range of 1.9 million to 2.1 million ounces, approximately 17 million pounds of lead and 9 million pounds of zinc (see “Risk Factors – Mining Operations”). Despite the abnormally low level of production from Bellekeno in the first quarter due to the mine sequencing issues described above, this full-year guidance for Bellekeno remains unchanged as operations are sequencing back into higher grade areas of the Bellekeno mine.

The quartz mining license authorizing mining at both Onek and Lucky Queen was issued in January 2013. With respect to the water license amendment authorizing milling of material from both mines, issuance is anticipated shortly in May 2013. At Onek, surface facilities are in place and the primary decline has been advanced to within 20 meters of the mineralization. Initial production from the Onek mine is subject to receipt of the requisite water license amendment. Lucky Queen production later in the year is dependent on submission of an updated waste rock management plan to eliminate re-handling and to provide more efficient long term storage of waste rock closer to the mine. In both cases, commencement of production is subject to final positive development decisions, which will be made in the context of then-current metal markets.

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, remained relatively range-bound through the first quarter of 2013, particularly for silver and lead, though with slight weakening through March. However, sharp and significant declines in spot prices, particularly for gold and silver, occurred in mid April 2013, with spot silver prices falling from US$27.40 to US$23.54 in the span of a single day. Spot prices as at the date of this MD&A are approximately US$23.95 per ounce silver, US$0.91 per pound for lead and US$0.83 per pound for zinc and the Canadian-US exchange rate is approximately US$1.00 per CAD. Due to the recent sharp declines in spot prices for precious metals, a reliable consensus of recent investment analyst silver price forecasts for the next two calendar years is not currently available, and the extent to which longer-term pricing forecasts may or may not be impacted is presently indeterminable. However, consensus investment analyst forecasts over the next two years for lead average in the range of US$0.95 to US$1.00 per pound, and for zinc average in the range of US$0.90 to US$1.00 per pound, with the Canadian-US exchange rate forecast to average approximately US$0.98 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder). If the recent decline in spot silver prices continues through 2013, the Corporation’s operating results will be adversely impacted, and particularly if longer-term pricing forecasts are adversely affected it is possible the Corporation will be required to re-assess the recoverability of the carrying amount of its non-financial mining assets and recognize an impairment loss.

Alexco’s exploration plans in 2013 are of smaller scale than 2012 with a budget of $3 million to $5 million, to be funded by a $7 million flow-through share financing completed in April 2013. Priority holes will be drilled to better define the limits of mineralization and add immediate resources at the Flame & Moth deposit, and technical review of all exploration results from prior years will be carried out to identify new exploration targets for future drill programs. Additionally, Alexco is initiating baseline geotechnical, metallurgical and environmental work as well as preliminary engineering on the Flame & Moth deposit, and this work is expected to include studies of future potential production options in context with existing mines and other opportunities in the District.

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada, in the United States and elsewhere throughout North and South America. AEG has been able to expand its business in parallel with increased activity in the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation. The Corporation notes, however, that growth in AEG may at least partially be offset by continuing closure plan development expenditures and reduced revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill District closure reclamation plan.

Summary of Quarterly Results

Key financial information for the three months ended March 31, 2013 as well as the quarters spanning the most recently preceding fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
			Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	Gross Profit	(Loss)	Share	Share	Properties

F2011-Q1	1,653	473	(335)	($0.01)	($0.01)	12,262
F2011-Q2	1,733	469	(824)	($0.02)	($0.02)	8,439
F2011-Q3	20,471	9,000	3,419	$0.05	$0.05	6,171
F2011-Q4	21,245	4,911	837	$0.03	$0.03	5,485
F2011 Total	45,102	14,853	3,097	$0.05	$0.05	32,357
F2011H2-Q1	22,255	6,421	3,072	$0.05	$0.05	5,951
F2011H2-Q2	20,260	3,727	(1,349)	($0.02)	($0.02)	6,229
F2011H2 Total	42,515	10,148	1,723	$0.03	$0.03	12,180
F2012-Q1	24,745	7,214	1,340	$0.02	$0.02	6,459
F2012-Q2	19,565	1,744	(2,666)	$(0.04)	$(0.04)	9,377
F2012-Q3	20,089	5,031	5,265	$0.09	$0.09	10,012
F2012-Q4	20,309	3,931	(519)	$(0.01)	$(0.01)	8,179
F2012 Total	84,708	17,920	3,420	$0.06	$0.06	34,027
F2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The gross profit in F2011-Q4 is net of a $1,697,000 loss related to an increase in the estimated environmental services contract loss provision. The increased revenue and gross profit from F2011-Q3 forward reflect the commencement of commercial production at the Bellekeno mine as of the beginning of that quarter. The lower gross profit from F2011H2-Q2 reflects the impact of significantly reduced average realized prices and higher costs of production for the quarter at the Bellekeno mine. The increased revenue in F2012-Q1 reflects significantly increased sales volumes of payable metals at Bellekeno as well as somewhat stronger silver prices over the quarter preceding. The increased gross profit from F2012-Q1 reflects the impact of notably lower unit costs of production at the Bellekeno mine, while the gross profit from F2012-Q2 reflects the impact of significantly increased unit costs from reduced head grades and mill throughput as well as reduced base metal credits from lower realized lead and zinc prices. The gross profit of F2012-Q4 includes a loss of $609,000 resulting from re-assessment of the estimated environmental services contract loss provision. The revenue and gross profit of F2013-Q1 reflect the adverse impact of reduced mine production and head grade for the quarter at Bellekeno due to the effect of sequencing constraints which resulted in mining from lower-grade peripheral areas of the mineable resource. The net income of F2011-Q3 and F2012-Q1 reflect costs associated with the Corporation’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognitions of $1,663,000 and $1,375,000 respectively. The net income of F2012-Q3 includes the $6,346,000 gain, pre-tax, on the Corporation’s sale of its remaining interest in the Brewery Creek property. The net income of F2012-Q4 reflects higher overhead costs due to development and permitting efforts regarding Onek and Lucky Queen and the finalizing negotiations pertaining to the pending amendment to the Subsidiary Agreement, offset by favourable foreign exchange gains. The mineral property expenditures in F2011-Q1 reflect the progression of the construction and development phase of the Bellekeno mine project, as well as expenditures on the calendar 2010 exploration program at the Keno Hill properties. The decrease in F2011-Q2 mineral property expenditures reflects the completion of the construction, development and commissioning phase of the Bellekeno mine and ore processing complex, including the establishment of opening inventories balances upon such completion, as well as the offsetting credit for revenue recognized from concentrate sales during the commissioning phase, as well as the impact of the wind-down through the quarter of the 2010 Keno Hill exploration program. The mineral property expenditures in F2011-Q3 include $3.3 million in capitalized ramp-up phase primary development at Bellekeno, as well as the initiation of the calendar 2011 surface and advanced exploration programs. The mineral property expenditures in F2011-Q4 through F2011H2-Q2 reflect the continuation of the 2011 surface and advanced exploration programs. The mineral property expenditures in F2012-Q1 through F2012-Q3 reflect the 2012 exploration program as well as expenditures on rehabilitation and access development at the historical Lucky Queen and Onek mines.

Liquidity and Capital Resources

At March 31, 2013, the Corporation had cash and cash equivalents of $13,706,000, and net working capital of $15,847,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash generated from operating activities was $1,400,000 for the three month period ended March 31, 2013 versus $7,221,000 for the three months ended March 31, 2012, with the decrease due primarily to the abnormally low level of production from Bellekeno in the first quarter due to the mine sequencing issues described above. Cash used in investing activities was $9,052,000 for the three month period ended March 31, 2013 versus $12,296,000 for the three months ended March 31, 2012, with current quarter activities primarily comprising development expenditures within the Keno Hill District including rehabilitation and access development activity at the historical Onek and Lucky Queen mines as well as normal Bellekeno mine development, the posting of reclamation security in connection with the issuance of the quartz mining license for Onek and Lucky Queen, and an investment of approximately $1.3 million in the buy-out of certain mining equipment from the contract miner at Bellekeno. The pay-back on this buy-out investment is expected to be less than six months, as a result of reduced equipment rental charges within the contract mining costs at Bellekeno.

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of restricted share units (“RSUs”) in such amounts as approved by the Corporation’s Board of Directors. For financial reporting purposes, the plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants generally vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. During the first quarter of 2013, the Corporation provided the trustee $1,869,000 in such funding, for purchase of RSU settlement shares pertaining to the initial RSU grants. The Corporation is required under IFRS to consolidate the plan trust. The outstanding number of common shares reflected in its consolidated financial statements is therefore reduced by the number of shares held by the Plan trustee for future settlements, and funding for purchase of RSU settlement shares is reflected as a financing activity.

Under the silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

As of March 31, 2013, the Corporation’s contractual commitments in respect of capital expenditures totaled approximately $620,000, and related primarily to Bellekeno mine operations and general exploration within the Keno Hill District.

On April 23, 2013, the Corporation completed a brokered private placement of 2,100,000 flow-through common shares at a price of $3.35 per share. Gross proceeds from the issuance were $7,035,000, and the agent’s commission totaled $422,100. As a consequence of its issuance of these flow-through shares and from April 23, 2013, the Corporation is committed to incur renounceable exploration expenditures by December 31, 2014 totaling $7,035,000, and to renounce such expenditure amount for the 2013 taxation year. With this flow-through financing, the Corporation is fully financed for all planned 2013 exploration expenditures.

With its cash resources and net working capital on hand at March 31, 2013, and combined with the positive net cash flows from Bellekeno mine operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mining operations, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as with any mine operation and as noted under “Risk Factors” and elsewhere in this MD&A, the results of operations from the Bellekeno mine involve significant inherent risks that could result in material unanticipated capital and operating costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Share Data

As at the date of this MD&A, the Corporation has 62,573,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 5,206,495 common shares.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at March 31, 2013 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable, including embedded derivative, and its accounts payable and accrued liabilities.

At March 31, 2013, a total of $4,172,000 of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. A further $4,992,000 (US$5,000,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at March 31, 2013 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The fair values of all of the Corporation’s financial instruments measured at March 31, 2013, other than the common shares of Americas Bullion Royalty Corp. included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS, including the embedded derivative in accounts receivable related to sales of concentrate for which final settlement has not yet occurred. The fair value of the common shares of Americas Bullion Royalty Corp. constitutes a Level 1 measurement.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables at March 31, 2013 total $8,374,000, of which $3,096,000 relates to sales of concentrates, including the embedded derivative, with the balance comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. The Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. All of the Corporation’s concentrate is sold to one customer, Glencore Ltd., Stamford (“Glencore”), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. All receivables relating to sales of concentrate are due from Glencore, and are accordingly exposed to credit risk that is highly concentrated. Management closely monitors the financial status of Glencore as publicly reported, and as at the date of this MD&A considers the credit risk under these concentrate receivables to be insignificant. Management actively monitors exposure to credit risk under the Corporation’s remaining receivables as well, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at March 31, 2013, AEG trade receivables are recorded net of a recoverability provision of $956,000.

The embedded derivative within accounts receivable relating to sales of concentrate is exposed to market risk from prices for payable metals, primarily silver, lead and zinc. As at March 31, 2013, if prices for all of these payable metals had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $754,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $632,000. The prices of silver, lead and zinc are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, the Corporation’s sales of concentrate are effected in US dollars, as are a portion of AEG’s revenues, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation had no related party transactions during the three month period ended March 31, 2013.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements during three month period ended March 31, 2013, management’s determinations of its best estimates of longer-term pricing and exchange rates remain substantially unchanged from those determined for purposes of the year ended December 31, 2012. Such longer-term price determinations for silver range from US$25.00 to US$23.00 per ounce; for gold are US$1,400 per ounce; for both lead and zinc range from US$1.00 to US$0.95 per pound; and for the Canadian dollar are approximately US$0.97.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions. In mid April 2013, sharp and significant declines in spot prices occurred, particularly for gold and silver. Due to these recent sharp declines, a reliable consensus of recent investment analyst silver price forecasts, particularly over the longer term, is not currently available. The extent to which longer-term pricing forecasts may or may not be impacted is presently indeterminable, and accordingly the degree of inherent uncertainty in such estimates is currently more significant than usual.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

The Corporation records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less costs to sell” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value. As at March 31, 2013, management concluded that there have been no events or changes in circumstances since the last impairment review which indicated that any of the carrying amounts of Alexco’s non-current non-financial assets may not be recoverable. Management has noted the recent sharp decline in spot prices for silver, though as described above the extent to which longer-term pricing forecasts may or may not be impacted is presently indeterminable. If the recent decline in spot silver prices continues through 2013, and particularly if longer-term pricing forecasts are adversely affected, it is possible the Corporation will be required to re-assess the recoverability of the carrying amount of its non-financial mining assets and recognize an impairment loss.

Management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

The Corporation’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. The Corporation prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At March 31, 2013, the Corporation’s decommissioning and rehabilitation provision totaled $4,080,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Onek and Lucky Queen mines, including site reclamation and facilities removal and post-closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Changes In and Initial Adoption of Accounting Standards and Policies

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: (1) inventory produced, and (2) improved access to ore.

Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver

Cash costs of production per ounce of payable silver is a key financial measure that management uses to assess performance, and is a metric commonly used in the mining industry to compare costs on a per unit basis. However, this measure does not have any standardized meaning prescribed by IFRS, nor is there a standardized method of calculating it within the industry. This measure therefore may not be comparable to similar measures presented by other companies, nor should it be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco determines cash costs of production per ounce of payable silver for a period based on all costs absorbed into the cost of concentrate inventory produced during that period, plus estimated charges for transportation and smelter treatment and refining, less the estimated value of contained by-product metals, but excluding charges for depreciation, depletion and share-based compensation. Cash costs of production per ounce of payable silver are reconciled to financial statement cost of sales as follows (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	Three Months Ended
	March 31, 2013	March 31, 2012

Cost of sales	$14,476	$16,004
Add:
Change in concentrate inventory	(759)	(683)
Attributed transportation, treatment and refining charges	1,459	1,893

Subtract:
By-product credits	(3,787)	(5,664)
Depreciation, depletion, share-based compensation and net silver streaming interest costs	(5,491)	(5,578)

Cash costs of production	$5,898	$5,972

Payable silver ounces produced	353,804	542,613

Cash costs of production per ounce of payable silver	$16.67	$11.01

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill District during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill District closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Mining Operations

Decisions by the Corporation to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco’s Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won’t continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG’s customers accounted for 22% and 20%, respectively, of environmental services revenues in the 2012 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, this customer could have a significant detrimental effect on the Corporation’s environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2]	Property	Tonnes	Ag	Au	Pb	Zn	Contained
			(g/t)	(g/t)	(%)	(%)	Ag (oz)

Indicated	Bellekeno[3]	224,100	913	0.5	7.3%	7.1%	6,577,000
	Lucky Queen[4]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Onek[5]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Flame & Moth[6]	1,378,000	516	0.4	1.7%	5.7%	22,859,000
	Bermingham[7]	257,000	460	0.1	2.0%	2.1%	3,800,000
	Total Indicated – Sub-Surface Deposits	2,568,100	506	0.4	2.2%	7.1%	41,775,000
	Elsa Tailings[8]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	5,058,100	316	0.3	1.6%	3.9%	51,301,000

Inferred	Bellekeno[3]	111,100	320	0.3	3.1%	17.9%	1,143,000
	Lucky Queen[4]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Onek[5]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Flame & Moth[6]	107,000	313	0.3	0.9%	4.2%	1,081,000
	Bermingham[7]	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	706,100	341	0.3	1.4%	7.8%	7,737,000

Historical
Resources	Silver King[9]
	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The resource estimates for Bellekeno are based on the geologic resource estimate made effective November 9, 2009, supported by the technical report dated December 2, 2009 entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”. The Bellekeno indicated resources are as at December 31, 2012, and reflect the geologic resource less estimated subsequent depletion from mine production.

4.

The resource estimates for Lucky Queen have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon”.

5.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

6.

The resource estimates for Flame & Moth have an effective date of January 30, 2013, and are supported by disclosure in the news release dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and by a technical report filed on SEDAR dated March 15, 2013 entitled “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon”.

7.

The resource estimates for Bermingham have an effective date of June 27, 2012, and are supported by disclosure in the news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and by a technical report filed on SEDAR and signature dated August 8, 2012 entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon”.

8.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

9.

Historical resources for Silver King were estimated by United Keno Hill Mines Limited, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) method and the 1997 CIM definitions for resource categories. These estimated historical resources include a total of 55,674 tonnes classified as proven and probable reserves and 43,324 tonnes classified as indicated resources, plus an additional 22,581 tonnes classified as inferred resources. Though believed by Alexco management to be relevant and reliable, this estimate of historical resources has not been verified by Alexco, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current mineral resource.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan, (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; (e) includes any more recent estimates or data available to the issuer; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and that the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.